                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 11, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------

1     The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 2 of 15 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 3 of 15 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 4 of 15 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,473,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,473,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     4,473,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 5 of 15 pages
----------------------------                           -------------------------

      The  following  constitutes  Amendment  No. 3  ("Amendment  No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

   Item 3 is hereby amended and restated to read as follows:

Item 3.  Source and amount of funds or other consideration.

      The aggregate  purchase  price of the 4,423,100  Shares  (excludes  50,000
Shares  underlying short put options) owned by Steel Partners II is $49,447,636.
The Shares owned by Steel Partners II were acquired with partnership funds.

   Item 4 is hereby amended to add the following:

      On November 11, 2004,  Steel  Partners II delivered a letter to the Issuer setting forth its willingness to immediately  enter into negotiations to acquire the Issuer for $17 per share in cash,  subject to certain  conditions  set forth therein.  This proposal  represents a 20% premium to the closing market price of
$14.15 per share on November 10,  2004.  The  proposal is  conditioned  upon the
Issuer   abandoning  its  financing   plans   announced  on  November  8,  2004,
satisfactory  completion of due diligence,  obtaining all necessary consents and approvals,  amendment to the stockholders rights agreement,  waiver of any other anti-takeover  provisions in the Issuer's organizational documents and Ohio law, and the  execution  of a  definitive  agreement  in a form  acceptable  to Steel
Partners II.

      The proposal was made after the Issuer's announcement of its new financing plans to privately offer up to $75 million of its convertible  debt and publicly offer up to 8.6 million shares of common stock. Steel Partners II objects to the
Issuer's financing plans as the offerings will significantly dilute the value of the stock owned by current  stockholders.  Steel  Partners II believes  that the
Issuer's  shares are  undervalued  and the issuance of new equity at the present time is not in the best interests of the Issuer's  stockholders.  Steel Partners
II also believes that the Issuer's financing plans represent yet another example of the poor  business  decisions  management  and the Board have and continue to make  including  the recent sale of the GDX  Automotive  businesses at a loss of over $300 million.  If the Board of Directors decides not to seriously  consider
Steel Partners II's proposal and proceeds with the financings, Steel Partners II will  consider  nominating a slate of directors  for election at the next annual meeting of stockholders.  The letter is filed as Exhibit No. 3 to this Amendment
No. 3 to the Schedule 13D and is incorporated herein by reference.

      On November  2, 2004,  Steel  Partners  II also  delivered a letter to the
Issuer  submitting a proposal for inclusion in the Issuer's  proxy  statement at the next annual meeting of stockholders. The proposal requests that the Board of
Directors of the Issuer take the steps necessary to eliminate the classification of the Board of Directors and to require that all  directors  stand for election annually.  The letter is filed as Exhibit No. 4 to this  Amendment  No. 3 to the
Schedule 13D and is incorporated herein by reference.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 6 of 15 pages
----------------------------                           -------------------------

   Item 5(a) is hereby amended and restated to read as follows:

      (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 45,424,807 Shares outstanding, which is the total number of
Shares  outstanding as of October 29, 2004 as reported in the Issuer's Quarterly
Report on Form 10-Q/A  filed with the  Securities  and  Exchange  Commission  on
November 5, 2004.

      As of the close of  business  on  November  10,  2004,  Steel  Partners II beneficially  owned 4,473,100 Shares  (including  50,000 shares underlying short put options),  constituting approximately 9.8% of the Shares outstanding. As the general partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 4,473,100 Shares owned by Steel Partners II, constituting  approximately
9.8% of the Shares  outstanding.  As the sole  executive  officer  and  managing member of Partners LLC,  which in turn is the general  partner of Steel Partners
II, Mr.  Lichtenstein  may be deemed to  beneficially  own the 4,473,100  Shares owned  by Steel  Partners  II,  constituting  approximately  9.8% of the  Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 4,473,100 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

   Item 5(c) is hereby amended to add the following:

      (c) Schedule A annexed hereto lists all  transactions in the Shares during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

   Item 6 is hereby amended to add the following:

      As of the close of business on November  10, 2004,  Steel  Partners II was short on put options for 50,000 Shares.

   Item 7 is hereby amended to add the following exhibits:

     3.   Letter to the Board of Directors of GenCorp Inc.,  dated  November 11,
          2004.

     4.   Letter to the Chairman of the Corporate Governance and Environmental /
          Government Issues Committee of GenCorp Inc., dated November 2, 2004.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 7 of 15 pages
----------------------------                           -------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 11, 2004                    STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Managing Member

                                              STEEL PARTNERS, L.L.C.

                                              By: /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                 Warren G. Lichtenstein
                                                 Managing Member

                                               /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 8 of 15 pages
----------------------------                           -------------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock             Price Per                      Date of
     Purchased                     Share($)                       Purchase
     ---------                     --------                       --------

                             Steel Partners II, L.P.
                             -----------------------
   2,300                           13.1257                        09/10/04
  15,000                           13.1300                        09/13/04
  10,000                           13.0320                        09/15/04
 215,000                           13.8006                        11/08/04
  21,800                           13.9645                        11/09/04
 156,500                           14.1220                        11/10/04

        Repurchased 1,000 November 2004 Puts on 11/8/04 at $.05 per Put.

                             Steel Partners, L.L.C.
                             ----------------------
                                    None

                             Warren G. Lichtenstein
                             ----------------------
                                    None

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 9 of 15 pages
----------------------------                           -------------------------

                                  EXHIBIT INDEX

                                  Exhibit                                 Page

1.   Joint Filing  Agreement by and between  Steel                          --
     Partners II, L.P. and Warren G. Lichtenstein,
     dated as of December 11, 2002  (previously
     filed).

2.   Joint  Filing  Agreement  by and among  Steel                          --
     Partners II, L.P., Steel Partners, L.L.C. and
     Warren  G.  Lichtenstein,   dated   as  of
     January 21, 2004 (previously filed).

3.   Letter to the Board of  Directors  of GenCorp                      10 to 12
     Inc., dated November 11, 2004.

4.   Letter  to  the  Chairman  of  the  Corporate                      13 to 15
     Governance  and  Environmental  /  Government
     Issues   Committee  of  GenCorp  Inc.,  dated
     November 2, 2004.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 10 of 15 pages
----------------------------                           -------------------------

                             STEEL PARTNERS II, L.P.
                               590 Madison Avenue
                                   32nd Floor
                            New York, New York 10022
                               Tel (212) 758-3232
                               Fax (212) 758-5789

                                November 11, 2004

VIA FACSIMILE AND OVERNIGHT COURIER

Board of Directors
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

Gentlemen:

            Steel  Partners  II, L.P.  ("Steel  Partners"),  the second  largest institutional  stockholder  of GenCorp Inc.  ("GenCorp" or the  "Company"),  was
shocked to learn of the Company's new financing plans ("Financing") disclosed in its public  filings on  November 8, 2004.  We have been a long-term  and patient stockholder of GenCorp and have engaged in frequent and  consistent  discussions with management in order to be constructive owners. Additionally,  we have given management and the Board the benefit of the doubt despite the many mistakes that we believe have been made in allocating  the Company's  capital and the poor job in managing the day-to-day  operations of the Company's various  businesses.  In particular,  management and the Board appear to have engaged in what can be best described as a game of gin rummy by buying and selling  businesses with no clear corporate  strategy and with very poor results  including the recent sale of the
GDX Automotive  businesses at a loss of over $300 million.  We even chose not to challenge the  significant  compensation  agreements the Board entered into with various employees  (including  severance agreements with 10 of its officers) and the bonuses that were paid despite less than stellar performance. Unfortunately, we can no longer stand by while the value of the Company and our  investment  is diluted by another poor and significant decision.

            The announcement that GenCorp will privately offer up to $75 million of its  convertible  debt and publicly  offer up to 8.6 million shares of common stock as part of the Financing is an unexpected and importantly,  a very adverse turn of events. The Financing will  significantly  dilute the value of the stock owned  by  current  stockholders  at a time  when  GenCorp  does  not  need  the additional  capital and is anticipating to sell the fine chemicals  business for over $120 million in cash. The Board should be focusing on maximizing the return on the Company's  existing  capital and not raising  additional  capital.  Steel
Partners  believes that the Company's shares are undervalued and the issuance of new equity at the present  time is not in the best  interests  of the  Company's stockholders  and  is  yet  another  example  of  the  poor  business  decisions management and the Board have made and continue to make.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 11 of 15 pages
----------------------------                           -------------------------

            Since we began  investing in the Company,  we have closely  followed and  analyzed  the  Company's  financial  and  operating  performance  and  have frequently had (what we thought were)  meaningful  discussions  with Terry Hall,
Chairman of the Board,  and most of the other senior members of management about steps to enhance  stockholder  value.  These discussions  involved,  among other things,  ways to "unlock" the value of the Company's 12,700 acres of real estate in Sacramento which management stated,  during a conference call on September 9,
2004, were worth approximately  $50,000 per raw acre and had the potential to be worth between $600,000 and $1 million per acre if developed.

            During  these  discussions,  we also  recommended  that the  Company
implement  various  corporate   governance   reforms  that  other  companies  in
comparable  industries  have  adopted.  These  include  amending  the charter to eliminate the classification of the Board (recently  implemented by Raytheon and
United  Industrial   Corporation)  and  other  supermajority   provisions,   and
re-incorporating  in the  State  of  Delaware.  We  felt  that  these  corporate governance  reforms  were so  important  that we even  agreed,  in exchange  for implementing  such reforms,  to enter into an agreement  limiting our ability to purchase  additional shares above an agreed level or to commence a proxy contest or otherwise  influence the Board.  Steel Partners  believed that this agreement would be in the best interests of all the  stockholders and negotiated its terms in good faith with the Company.

            Importantly,  we  believe  that the  Company's  Financing  plans are designed to dilute GenCorp's significant stockholders' ownership,  including the holdings  of the  GenCorp  Employee  Savings  Plans  (which  own over 10% of the
Company),  by selling equity at an undervalued  price.  Rather,  we suggest that management  and the Board should fix the Company and its capital  structure.  If the Company wanted to issue equity at the present time, we strongly  believe the
Company should have commenced a  subscription  rights  offering that would allow existing  stockholders,  including the Employee  Plans,  to purchase  additional securities on a pro rata basis. This alternative was also previously recommended by Steel Partners.

            We nevertheless  continue to believe that there is significant value in the equity of the  Company.  Accordingly,  Steel  Partners,  based  solely on publicly available information, hereby sets forth its willingness to immediately enter into  negotiations  to  acquire  GenCorp  for $17 per share in cash.  This proposal  represents  an attractive  20% premium to the closing  market price of
$14.15 per share on November  10,  2004.  We believe  this  all-cash  offer will provide GenCorp's  stockholders  immediate liquidity and opportunity to maximize their  investment in the Company.  Obviously,  if the Company moves forward with the  Financings,  our offer will either be  retracted or adjusted to reflect the dilution to existing stockholders.

            Our  proposal  is  conditioned  upon   satisfactory   completion  of
customary  due  diligence,  obtaining  all  necessary  consents  and  approvals,
amendment  of  the   stockholders   rights   agreement,   waiver  of  any  other
anti-takeover provisions in the Company's organizational documents and Ohio law, the execution of a definitive  agreement in a form  acceptable to Steel Partners and obtaining financing commitments.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 12 of 15 pages
----------------------------                           -------------------------

            We have engaged Imperial  Capital,  LLC as our financial advisor and have had encouraging discussions with several financing sources. We believe that once the Board allows us to conduct  appropriate due diligence,  we will be able to obtain a financing commitment on an expedited basis. We are prepared to enter into a customary  confidentiality  agreement  with  GenCorp and commence our due diligence  immediately.  Finally if the Board decides not to seriously  consider our proposal and proceeds  with the  Financings,  Steel  Partners  will consider nominating  a slate of  directors  for  election at the next  annual  meeting of stockholders.

            We believe that the Board has a responsibility  to all the Company's
stockholders   to  consider  fully  and   impartially   any  proposal  that  may
significantly  increase  stockholder  value.  Accordingly,  we continue to stand ready to discuss with the Board of Directors any aspect of our proposal which we believe  serves the best  interests of the  stockholders.  Please  contact me to discuss any questions you may have or if you would like further information.

                                        Very truly yours,

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                        Its: General Partner

                                        By:  /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Name: Warren G. Lichtenstein
                                        Title: Managing Member

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 13 of 15 pages
----------------------------                           -------------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                November 2, 2004

VIA EXPRESS MAIL

Chairman of the Corporate Governance
and Environmental/Government Issues Committee
c/o Secretary
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

Dear Sir of Madam:

            Steel  Partners  II,  L.P.  ("Steel")  is  submitting  the  attached resolution  and  supporting  statement for  inclusion in the proxy  statement of
GenCorp Inc.  ("GenCorp") relating to the next annual meeting of stockholders of
GenCorp.  The resolution and supporting  statement  attached hereto as Exhibit A requests that the Board of Directors  take the steps  necessary to eliminate the classification  of the Board of  Directors  of GenCorp  and to require  that all directors stand for election annually.

            As of the date hereof,  Steel is the  beneficial  owner of 4,029,800 shares of common  stock of GenCorp and  intends to hold such shares  through the date of the next  annual  meeting of  stockholders.  Enclosed  are copies of the
Schedule  13D filed by Steel on December 12, 2002 and all  subsequent  Schedules
13D filed by Steel  reporting a change in its  ownership  level.  As of the date hereof,  Steel has continuously held at least $2,000 in market value or up to 1%
of  GenCorp's  securities  entitled to be voted on the proposal for at least one year.

            Steel's  representatives  will appear in person or by proxy to bring the resolution before the meeting.

            This  notice is  submitted  in  accordance  with  Rule  14a-8 of the
Securities  Exchange Act of 1934, as amended.  We assume the attached resolution and supporting  statement  will be included in GenCorp's  proxy material for its next  annual  meeting  of  stockholders  unless  Steel is advised  otherwise  in writing.  Should you have any questions  regarding this matter,  please call the undersigned at (212) 758-3232.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 14 of 15 pages
----------------------------                           -------------------------

                                              Very truly yours,

                                              Steel Partners II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By:  /s/ Warren G. Lichtenstein
                                                 -------------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 15 of 15 pages
----------------------------                           -------------------------

                                    Exhibit A

Stockholder Proposal

               RESOLVED,  that the  stockholders  of GenCorp
          Inc.  request that the Board of Directors take the
          necessary   steps  to  declassify   the  Board  of
          Directors and to require that all directors  stand
          for election annually.  The Board declassification
          shall be done in a manner that does not affect the
          unexpired terms of directors previously elected.

Supporting Statement

            We believe the election of  directors is the most  powerful way that stockholders  influence the strategic direction of a public company.  Currently, the Board of  Directors  of  GenCorp  is  divided  into  three  classes  serving staggered  three-year  terms.  It is our belief that the  classification  of the
Board of Directors is not in the best interests of GenCorp and its  stockholders because it reduces  accountability and is an unnecessary  anti-takeover  device.
The  elimination of the staggered board would require each director to stand for election  annually.  We believe that such annual  accountability  would serve to keep  directors  closely  focused on the  performance  of top  executives and on maximizing  stockholder  value.  Concerns that the annual  election of directors would have a  destabilizing  impact by leaving our company  without  experienced board members in the event that all incumbents  are voted out are unfounded.  In the unlikely  event the owners  should  choose to replace the entire  board,  it would be obvious that the incumbent directors' contributions were not valued.

            A classified board of directors protects the incumbency of the board of directors  and current  management,  which in turn limits  accountability  to stockholders.  It is our belief GenCorp's  corporate  governance  procedures and practices,  and the level of management  accountability they impose, are related to the  financial  performance  of  the  company.  We  believe  sound  corporate governance practices,  such as the annual election of directors, will impose the level  of  management  accountability  necessary  to  help  insure  that  a good performance record continues over the long term.

            Increasingly,  classified  boards like ours have become unpopular in recent  years.  Institutional  investors are calling for the end of this system.
California's  Public Employees  Retirement  System, New York City pension funds,
New  York  State  pension  funds  and  many  others  including  the  Council  of
Institutional Investors, and Institutional Shareholder Services, one of the most influential proxy evaluation services, support this position.

            During  the past few  years a  majority  of  stockholders  supported proposals asking their boards to repeal  classified board structures at a number
of  respected  companies,   including  FedEx,  Baker  Hughes,  Starwood  Hotels,
Honeywell International, Morgan Stanley and Tellabs.

            For a greater voice in the governance of GenCorp and annual Board of
Directors accountability we ask stockholders to vote YES on this proposal.